SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
     1934
     (No Fee Required)

     For the fiscal year ended December 31, 2001

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
     (No Fee Required)

     For the transition period from                    to
                                     -----------------    ---------------------

     Commission File No. 1-13726


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               CHESAPEAKE ENERGY CORPORATION SAVINGS AND INCENTIVE
                                STOCK BONUS PLAN
                            6100 North Western Avenue
                             Oklahoma City, OK 73118

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CHESAPEAKE ENERGY CORPORATION
                            6100 North Western Avenue
                             Oklahoma City, OK 73118

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
INDEX

-------------------------------------------------------------------------------


                                                                           Page

Report of Independent Accountants                                             1

Financial Statements:

         Statements of Net Assets Available for Benefits
              As of December 31, 2001 and 2000                                2

         Statements of Changes in Net Assets Available for
             Benefits for the Years Ended
             December 31, 2001 and 2000                                       3

         Notes to Financial Statements                                        4

Supplemental Schedules:

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
         As of December 31, 2001                                              9

         Schedule H, Line 4j - Schedule of Reportable Transactions,
         For the Year Ended December 31, 2001                                10

                        Report of Independent Accountants


To the Participants and the Members of the Oversight Committee of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan

In our opinion the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 19, 2002
Oklahoma City, Oklahoma

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2001 and 2000
-------------------------------------------------------------------------------

                                                      December 31,
                                               2001                2000
ASSETS                                    -------------       -------------

Investments                               $  20,727,877       $  23,481,297
Contributions receivable:
  Employer                                       -                   51,460
  Participants                                   -                   50,393
Cash                                             20,530              10,746
                                          -------------       -------------
Total Assets                              $  20,748,407       $  23,593,896
                                          =============       =============

LIABILITIES

Accrued liabilites                        $      27,319       $       -
                                          -------------       -------------
Net assets available for benefits         $  20,721,088       $  23,593,896
                                          =============       =============

















   The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31, 2001 and 2000
------------------------------------------------------------------------------

                                                   December 31,
                                                2001             2000
                                           -----------       ------------
Additions to net assets attributed to:
  Investment income:
    Interest and dividends                 $   216,172       $     90,497
    Net appreciation (depreciation) in
      fair value of investments             (6,773,115)        12,510,887
                                           -----------       ------------

    Total investment income (loss)          (6,556,943)        12,601,384
                                           -----------       ------------
Contributions:
  Employer                                   1,837,636          1,383,109
  Participants                               2,298,617          1,866,900
                                           -----------       ------------

  Total contributions                        4,136,253          3,250,009
                                           -----------       ------------

Total additions                             (2,420,690)        15,851,393
                                           -----------       ------------

Deductions from net assets attributed to:
  Benefits paid to participants                392,858            478,499
  Administrative expenses                       59,260             75,612
                                           -----------       ------------

  Total deductions                             452,118            554,111
                                           -----------       ------------

Net increase (decrease)                     (2,872,808)        15,297,282
Net assets at beginning of year             23,593,896          8,296,614
                                           -----------       ------------

Net assets at end of year                 $ 20,721,088       $ 23,593,896
                                          ============       ============










   The accompanying notes are an integral part of these financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following is a brief summary of the various provisions of the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan (the "Plan"). Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

         GENERAL - The Plan is a defined contribution plan, and, as of December 31, 2001, covered all employees of Chesapeake Energy Corporation and its subsidiaries (the "Company") who have completed three consecutive months of employment and are age twenty-one or older. Effective January 1, 2002 the Plan was amended to exclude from the plan employees of NOMAC Drilling Corporation, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         CONTRIBUTIONS - Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. During 2001 and 2000, the Company contributed 100 percent of the first 10 percent of base compensation that a participant contributed to the Plan. Effective January 1, 2002 the Plan was amended to increase the maximum of employer matching contributions to 100 percent of the first 15 percent of participant contributions. Profit sharing contributions may be made at the discretion of the Company's board of directors. No discretionary profit sharing contributions were made in 2001 and 2000. Contributions are subject to certain limitations.

         The Company's matching contribution is used to purchase shares of Chesapeake Energy Corporation Common Stock (the "Common Stock") on the open market. Participants may also elect to direct all or a portion of their contributions into the Common Stock.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

         VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contributions plus actual earnings thereon is based on years of credited service or participant's age. A participant will be 100 percent vested after seven years of credited service. Additionally, a participant will become fully vested upon attaining age 55, early retirement age under the plan, and completing 5 years of service.

         PARTICIPANT NOTES RECEIVABLE - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at the Prime Interest Rate. Principal and interest is paid ratably through semi-

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN, Continued

         monthly payroll deductions. Interest rates on loans outstanding at December 31, 2001 ranged from 5.00% to 9.75%.

         PAYMENT OF BENEFITS - Upon termination of service due to death, retirement or separation from service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or have the value rolled over to another qualified plan or IRA. Those participants who were Plan participants as of December 31, 1999 may elect to receive benefits in the form of annuity payments.

         AMOUNTS FORFEITED - Forfeited nonvested amounts are first used to pay administrative expenses of the Plan or to restore such amounts to re-employed participants. Any remaining forfeitures are used to reduce Company contributions into the Plan. Forfeited nonvested accounts totaled $151,097 and $104,548 at December 31, 2001 and 2000, respectively. During 2001 forfeited nonvested accounts of $124,957 were used to reduce employer matching contributions and $28,540 to pay administrative expenses of the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant loans receivable are valued at outstanding principal balance, which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         PAYMENT OF BENEFITS - Benefits are recorded when paid.

         RISKS AND UNCERTAINTIES - Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

         securities, it is at least reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


3.       INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's net assets:

                                                        December 31,
                                                    2001            2000
                                              --------------   --------------
Chesapeake Energy Corporation Common Stock    $  13,066,600 *  $  17,295,431 *
Fidelity Retirement Money Market Fund             1,444,950        1,237,554
Spartan US Equity Index Fund                      1,432,729        1,559,308

*Balances include nonparticipant-directed investments

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                     For the Year Ended
                                                        December 31,
                                                    2001            2000
                                               ------------    ------------
Mutual funds                                   $   (574,569)   $   (306,466)
Chesapeake Energy Corporation Common Stock       (6,198,546)     12,817,353
                                               ------------    ------------
                                               $ (6,773,115)   $ 12,510,887
                                               ============    ============

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

4.       NONPARTICIPANT - DIRECTED INVESTMENTS

         Investment in the Chesapeake Energy Corporation common stock includes balances arising from nonparticipant-directed employer matching contributions, as well as participant-directed contributions and transfers from other investment options. Information about the net assets and the significant components of the changes in net assets relating to investments in the Chesapeake Energy Corporation common stock is as follows:

                                                     For the Year Ended
                                                        December 31,
                                                    2001            2000
                                               ------------    ------------
          Net assets - Chesapeake Energy
            Corporation common stock           $ 13,066,600    $ 17,346,891
                                               ------------    ------------

                                                     For the Year Ended
                                                        December 31,
                                                    2001            2000
                                               ------------    ------------

         Changes in net assets:
           Contributions                       $  2,288,132    $  1,782,750
           Net appreciation (depreciation)       (6,198,546)     12,817,353
           Benefits paid to participants           (218,364)       (236,770)
           Transfers from (to)
             other investment options, net         (151,513)       (368,320)
                                               ------------    ------------
                                               $ (4,280,291)   $ 13,995,013
                                               ============    ============



5.       PARTY-IN-INTEREST TRANSACTIONS

         Certain Plan investments are shares of Chesapeake Energy Corporation common stock. These transactions represent investments in the Company, and, therefore, qualify as party-in-interest transactions. Further, certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company is the trustee as defined by the Plan, and, therefore, transactions in mutual funds managed by Fidelity Investments qualify as party-in-interest transactions.

6.       TAX STATUS

         The Plan obtained its latest determination letter on April 22, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the plan's financial statements.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

7.       PLAN TERMINATION

         Although the Company has not expressed any intent to do so, the Company reserves the right to change, amend or discontinue the Plan at any time, subject to the provisions of ERISA. In the event of discontinuance of the Plan, participants will become 100 percent vested in their accounts.


8.       CONCENTRATION OF INVESTMENTS

         As of December 31, 2001 net assets available for benefits in the amount of $13,066,600 and $6,988,243 were invested in Chesapeake Energy Common Stock and mutual funds managed by Fidelity Investments, respectively.


9.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits as of December 31, 2001, as reflected in the accompanying financial statements to the Form 5500:

                                                             December 31,
                                                                 2001
                                                            -------------
         Net assets available for benefits per the
           financial statements                             $  20,721,088
         Add:  Accrued administrative expenses                     27,319
                                                            -------------
         Net assets available for benefits per the
           Form 5500                                        $  20,748,407
                                                            =============

         The following is a reconciliation of administrative expenses for the year ended December 31, 2001, as reflected in the accompanying financial statements to the Form 5500:

                                                              Year Ended
                                                             December 31,
                                                                 2001
                                                            -------------
          Administrative expenses per the
            financial statements                            $      59,260
          Less:  Accrued administrative expenses                   27,319
                                                            -------------
          Administrative expenses per the Form 5500         $      31,941
                                                            =============

         Administrative expenses are recorded on the Form 5500 when paid.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2001
------------------------------------------------------------------------------
                                  Description of
                               Investment Including
                                  Maturity Date,
                                 Rate of Interest,
Identity of Issue, Borrower,    Collateral, Par or                    Current
  Lessor, or Similar Party        Maturity Value       Cost            Value
  ------------------------        --------------       ----            -----
*Chesapeake Energy Corporation     Common Stock   $  6,583,237   $  13,066,600
*Fidelity Equity Inc.              Mutual Funds         **             324,389
*Fidelity Growth Co.               Mutual Funds         **             488,225
*Fidelity OTC Portfolio            Mutual Funds         **             257,151
*Fidelity Low Priced Stock Fund    Mutual Funds         **             996,245
*Fidelity Aggressive Growth        Mutual Funds         **             382,581
*Fidelity Diversified
   International Fund              Mutual Funds         **             809,919
*Fidelity Freedom Income           Mutual Funds         **              20,325
*Fidelity Freedom 2000             Mutual Funds         **              45,262
*Fidelity Freedom 2010             Mutual Funds         **             367,469
*Fidelity Freedom 2020             Mutual Funds         **             280,107
*Fidelity Freedom 2030             Mutual Funds         **             138,891
*Fidelity Retirement Money Market  Mutual Funds         **           1,444,950
*Spartan US Equity Index           Mutual Funds         **           1,432,729
 Brokeragelink participant-
   directed brokerage accounts     Common Stock         **             175,725
 Alger Small Cap Institutional     Mutual Funds         **              44,238
 Templeton Foreign A               Mutual Funds         **              43,818
 Participant Loans            Interest Rates Ranging
                                From 5.00% to 9.75%     **             409,253
                                                                 -------------
                                                                 $  20,727,877
                                                                 =============


 *Identifies parties-in-interest
**Identifies participant-directed investment options for which presentation of cost in the Schedule of Assets (Held at End of Year) is not required.

CHESAPEAKE ENERGY CORPORATION
SAVINGS AND INCENTIVE STOCK BONUS PLAN
Schedule H, Line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
For the Year Ended December 31, 2001
------------------------------------------------------------------------------

Description                                     Total     Total
      of             Number of    Number of   Purchase   Selling   Net Gain
    Asset            Purchases      Sales       Price     Price     (Loss)

Chesapeake Energy
  Corporation
  Stock Purchases:      30             -     $2,031,011     -          -

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            CHESAPEAKE ENERGY CORPORATION
                                            SAVINGS AND INCENTIVE STOCK BONUS
                                            PLAN


                                             /s/ Mary Whitson
                                             ---------------------------------
                                             Mary Whitson, Trustee

Date:  June 27, 2002

                                  EXHIBIT INDEX


Exhibit                                  Description
-------                                  -----------

23.......................................Consent of PricewaterhouseCoopers LLP

                                                                     Exhibit 23




                       Consent of Independent Accountants



We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-07255 and 333-30324) of Chesapeake Energy Corporation of our report dated June 19, 2002 relating to the financial statements of Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan, which appears in this Form 11-K.






PricewaterhouseCoopers LLP

Oklahoma City, Oklahoma
June 26, 2002